

SECURITIES AND EXCHANGE COMMISSION

07003965

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watch Hills Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue
(No. and Street)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Detwiler (212) 400-3903
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William H. Ahrens
(Name – *if individual, state last, first, middle name*)

200 East 66th Street	New York	NY	10021
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
156

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William F. Detwiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watch Hill Advisors LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATCH HILL ADVISORS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT of 1934

DECEMBER 31, 2006

WATCH HILL ADVISORS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Managing Director of
Watch Hill Advisors LLC

I have audited the accompanying statement of financial condition of Watch Hill Advisors LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's General Partner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watch Hill Advisors LLC as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, III is presented by the Company for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



William H. Ahrens, CPA
New York, NY
February 23, 2007

WATCH HILL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 65,468
Accounts receivable	10,000
Total Assets	$ 75,468
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 10,026
Total Liabilities	10,026
Member's Equity	$ 65,442
Total Liabilities and Member's Equity	$ 75,468

The accompanying notes are an integral part of these financial statements.

WATCH HILL ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Private placement fees	$ 26,750
Financial advisory fees	5,000
Interest income	2,076
Total Revenues	33,826
Expenses:	
Professional fees	69,430
Licenses and permits	7,902
Office and other	91,039
Total Expenses	168,371
Net Loss	$ (134,545)

The accompanying notes are an integral part of these financial statements.

WATCH HILL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 139,987
Capital contributions	60,000
Net Loss	(134,545)
Balance, December 31, 2006	$ 65,442

The accompanying notes are an integral part of these financial statements.

WATCH HILL ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net loss	$ (134,545)
Adjustments to reconcile net loss to net cash used by operating activities:	
Expenses contributed as capital	60,000
Changes in operating assets and liabilities:	
Accounts receivable	53,914
Accounts payable and accrued expenses	1,161
Net Cash Used By Operating Activities	(19,470)
Net decrease in cash and cash equivalents	(19,470)
Cash and cash equivalents, January 1, 2006	84,938
Cash and cash equivalents, December 31, 2006	$ 65,468

The accompanying notes are an integral part of these financial statements.

WATCH HILL ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Organization:

Watch Hill Advisors LLC (the "Company"), a wholly-owned subsidiary of Watch Hill Partners LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company was founded on December 4, 2002 under the laws of the State of New York and received its approval to operate as a broker - dealer in private placement transactions from the NASD on October 27, 2003. The Company helps raise private debt and equity capital for institutional clients.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company maintains its books and prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting standards.

Revenue Recognition:

The Company records revenues as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable:

Accounts receivable are stated in the balance sheet at their estimated realizable value. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual customer accounts. After management has used reasonable collection efforts outstanding balances are eliminated from accounts receivable with a corresponding charge to the valuation allowance.

Investment in Warrants:

In lieu of payment for services the company received warrants. A valuation allowance was recorded on these warrants based on their estimated fair market value.

Income Taxes:

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2006, all of the Company's revenue was from three clients.

Note 4 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness. As of December 31, 2006, the Company had net capital of $ 55,442, which exceeded its requirement by $ 50,442.

Note 5 – Related Party Transactions:

The Company records its allocable share of expenses paid on its behalf by its Parent. Such expenses amounted to $60,000 during the year ended December 31, 2006.

WATCH HILL ADVISORS LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Member's Equity	$ 65,442
Less:	
Non-allowable assets, as follows:	
Accounts receivable	10,000
Net Capital	$ 55,442

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2006

Minimum net capital required	$ 5,000
Minimum dollar net capital requirement based on one-eighth of aggregate indebtedness	$ 1,253
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 50,442

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2006

Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 10,026
Percentage of aggregate indebtedness to net capital	18.08%

SCHEDULE II

WATCH HILL ADVISORS LLC
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2006

An exemption from Rule 15c3-3 is claimed based on exemption (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL (RULE 15c3-1)
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2006

There were no reconciling items from the Focus Part II filed for the quarter ended December 31, 2006.

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Managing Director of
Watch Hill Advisors LLC

In planning and performing my audit of the financial statements of Watch Hill Advisors LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Director, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



END

William H. Ahrens, CPA
New York, NY
February 23, 2007